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                                                              Exhibit 99.(a)(10)

                 Walton Street Capital Acquisition Co., L.L.C.
                           900 North Michigan Avenue
                               Chicago, IL  60611

                                                               December 18, 1995

To Limited Partners of Balcor Realty Investors - 83:

     On November 16, 1995, Walton Street Capital Acquisition Co., L.L.C. (the "Purchaser") commenced a tender offer (the "Offer") for up to 45% of the outstanding limited partnership interests (the "Interests") in Balcor Realty Investors - 83 (the "Partnership"). On November 20, 1995, the Purchaser reported that an affiliate of Insignia Financial Group, Inc. entered into a partnership with the Purchaser.

     On December 18, 1995, the Purchaser announced that it has amended the Offer and is increasing the price it will pay to purchase Interests from $136 net per Interest to $160 net per Interest. In addition, to allow adequate time for Limited Partners to consider this price increase, the Purchaser has decided to extend the time period for the expiration of the Offer from December 15, 1995 to 5:00 p.m., Eastern Standard Time, on January 3, 1996.

     Limited Partners who have previously tendered their Interests pursuant to the Offer and who wish to have their Interests purchased at the new purchase price pursuant to the Offer need not take any further action to tender their Interests or to receive the higher purchase price. Absent any action to withdraw their tender, all such Limited Partners will, subject to satisfaction of the conditions of the Offer, have their Interests purchased at the new higher purchase price at the expiration of the Offer.

     In determining whether to tender, Limited Partners are urged to consider all of the factors set forth at the beginning of the Offer to Purchase dated November 16, 1995 (the "Offer to Purchase"), as supplemented by the First Supplement dated December 5, 1995 (the "First Supplement").

     In the event you would like to discuss this decision in greater detail, or need additional copies of the Offer to Purchase or the First Supplement, please call our Information Agent (The Herman Group) at their toll free number (800) 747-2979. Knowledgeable agents are available to answer your questions. We wish you a safe and enjoyable holiday season.

                                   WALTON STREET CAPITAL ACQUISITION CO., L.L.C.